UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-41817

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: Claireluk@romagroup.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ROMA GREEN FINANCE LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended September 30, 2023

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the year ended March 31, 2023, which are included in the Amendment No. 5 to Form F-1 filed with the SEC on December 14, 2023 (“December 2023 Form F-1”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in the December 2023 Form F-1 and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the environmental, social and governance industry and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Form 6-K completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used this interim report, the terms “the Company”, “ROMA”, “we”, “our” or “us” refer solely to Roma Green Finance Limited, a company with limited liability organized under the laws of Cayman Islands. Our functional currency and reporting currency is Hong Kong Dollars (which we refer to as “HKD” or “HK$”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Hong Kong dollars into U.S. dollars have been made at the exchange rate of HK$7.8=US$1.00.

All amounts included herein with respect to the six months ended September 30, 2023 and 2022 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended September 30, 2023 and 2022 included elsewhere in this interim report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 170 clients across a wide variety of industries.

For the years ended March 31, 2023 and 2022, our net revenue amounted to HK$13.6 million and HK$14.2 million, respectively, with a decline of approximately 4.1%, as compared to last year.

For the six months ended September 30, 2023 and 2022, our net revenue amounted to HK$5.08 million and HK$6.20 million, respectively, with a decline of approximately 18.1%, as compared to comparable period.

Results of Operations

Six months ended September 30, 2023 vs six months ended September 30, 2022

Revenue

As set forth in the following table, during the six months ended September 30, 2023 and 2022, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Six Months Ended September 30,
	2023		2022
	HK$’000%		HK$’000%

Recurring clients	$4,403	87%	$4,577	74%
New clients	675	13%	1,624	26%

Total	$5,078	100.0%	$6,201	100.0%

Our total revenue decreased by approximately HK$1.12 million or 18.1% to approximately HK$5.08 million for the six months ended September 30, 2023 from approximately HK$6.20 million for the six months ended September 30, 2022. Such decrease was mainly attributable to the decrease of recurring clients of HK$0.2 million, and decrease of new clients of HK$1.0 million.

For the six months ended September 30, 2023 and 2022, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the six months ended September 30, 2023 and 2022, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
	HK$’000%		HK$’000%

Hong Kong	$4,480	88%	$5,925	96%
Singapore	598	12%	276	4%

Total	$5,078	100.0%	$6,201	100.0%

During the six months ended September 30, 2023, there was an increase in Singapore. The Group has deployed more resource in expanding Singapore market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in acquiring new clients and driving growth.

Cost of revenues

During the six months ended September 30, 2023 and 2022, our Group’s cost of revenues was mainly comprised of labor cost. For the six months ended September 30, 2023 and 2022, our cost of revenues amounted to approximately HK$3.5 million and HK$3.7 million, respectively.

The Company paid and incurred consulting expenses in relation to projects in the amount of HK$0.5 million and HK$0 million to a company wholly-owned by former director during the six months ended September 30, 2023 and 2022.

	Six Months Ended September 30,
	2023		2022
	HK$’000%		HK$’000%

Staff salaries	$2,501	70.7%	$2,942	78.8%
Consulting and professional fee	657	18.6%	114	3.1%
Staff MPF, messing, medical and welfare	146	4.1%	167	4.5%
Staff bonus	183	5.2%	405	10.7%
Staff commission	50	1.4%	107	2.9%

Total	$3,537	100.0%	$3,735	100.0%

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$1.5 million and HK$2.5 million for the six months ended September 30, 2023 and 2022, respectively. Our overall gross profit margins were approximately 30.3% and 39.8% for the six months ended September 30, 2023 and 2022, respectively. Our total gross profit decreased during the six months ended September 30, 2023, due to the increase of the consulting and professional fee during the six months ended September 30, 2023 to support the service offerings which allow us to sell additional services to clients and incentivize their continued use of our services.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$0.3 million and HK$0.4 million for the six months ended September 30, 2023 and 2022, respectively.

A decrease in sales and marketing expenses by approximately HK$0.1 million, for the for the six months ended September 30, 2023, as compared to the corresponding for the six months ended September 30, 2022, was primarily attributable to decrease of marketing services in relation to business development.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
	HK$’000%		HK$’000%

Depreciation	$15	0.2	$15	0.5
Management fee	1,560	24.2	1,307	43.2
License fee	570	8.8	844	27.9
Professional fee	697	10.8	696	23.0
Miscellaneous expenses	174	2.7	164	5.4
Total	$3,016	100.0	$3,026	100.0

Our general and administrative expenses amounted to approximately HK$3.0 million and HK$3.0 million for the six months ended September 30, 2023 and 2022, respectively.

Professional fee represented mainly audit fee incurred.

Management fee represented management fee recharge in relation to the administrative services support from a former fellow subsidiary. The Company paid and incurred management fee expenses of approximately HK$1.6 million and HK$1.3 million for the six months ended September 30, 2023 and 2022.

License fee represented cost of licensing to use three trademarks in Hong Kong in relation to the tradename “Roma”. The decrease is due to reduced charges during the period.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, and other miscellaneous expenses.

Other (Expense) Income, Net

The following table sets forth the breakdown of our other income (expense) for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023	2022
	HK $’000	HK$’000

Government grant	$-	$336
Foreign exchange loss, net	(20)	(27)
Other income	1	2

Total	$(19)	$311

Our other expense amounted to approximately HK$19 thousand for the six months ended September 30, 2023 and other income amounted to approximately of HK$0.3 million for the six months ended September 30, 2022.

A decrease in other income by approximately HK$0.3 million or 106%, for the six months ended September 30, 2023, as compared to the corresponding six months ended September 30, 2022, was primarily attributable to the decrease of approximately HK$0.3 million of government grant due to one-off subsidies in relation to dedicated fund on Branding, Upgrading and Domestic Sales and Employment Support Scheme in the six months ended September 30, 2022.

Income Tax Expenses

During the six months ended September 30, 2023 and 2022, there were no income tax expenses. The company generated no assessable income for both fiscal years under the local tax regime, after tax adjustments.

Net Loss

As a result of the above, our net loss for the six months ended September 30, 2023 and 2022 amounted to approximately HK$1.8 million and HK$0.7 million.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the offering mentioned below and other equity and debt financings as and when appropriate.

On October 24, 2022, the Company issued 38,622 shares of its ordinary shares to Next Master at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited (related party) at the price of US$1,203 which was subsequently settled on March 27, 2024. Concurrently, the Company further issued 61,038 and 65,206 ordinary shares for cash consideration of US$65 and US$61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of $4.00 per share. The net proceeds from the Offering amounted to $8,680,594, after deducting underwriting discounts, commissions and offering-related expenses.

Cash flows

The following table summarizes our cash flows for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023	2022
	HK$’000	HK$’000

Cash and cash equivalents at beginning of the period	$530	$421

Net cash used in operating activities	(61)	(370)
Net cash used in investing activities	-	(7)
Net cash (used in) provided by financing activities	(333)	395
Net increase (decrease) in cash and cash equivalents	(394)	18

Effect of foreign exchange rate changes	8	1
Cash and cash equivalents as at end of the period	$144	$440

Cash flows from operating activities

For the six months ended September 30, 2023, our net cash used in operating activities was approximately HK$0.06 million, which primarily consisted of our net loss of HK$1.8 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.02 million and provision of allowance of doubtful accounts of approximately HK$0.04 million, (ii) decrease in accounts receivable of approximately HK$1.5 million, (iii) increase in due to a director of approximately HK$1.1 million and (iv) decrease in deposit, prepayment and other receivables of approximately HK$0.6 million and was partially offset by the (a) decrease in accruals and other payables of approximately HK$0.8 million, (b) decrease in accounts payable of approximately HK$0.07 million, (c) the decrease in contract liabilities of approximately HK$0.8 million.

For the six months ended September 30, 2022, our net cash used in operating activities was approximately HK$0.4 million, which primarily consisted of our net loss of HK$0.7 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.02 million and provision of allowance of doubtful accounts of approximately HK$0.07 million, (ii) the increase in accruals and other payables of approximately HK$1.2 million, decrease in accounts receivable of approximately HK$2.6 million and was partially offset by (a) decrease in accounts payable of approximately HK$1.1 million, (b) the decrease in contract liabilities of approximately HK$0.7 million, (c) the increase in deposit, prepayment and other receivables of approximately HK$1.5 million and (d) decrease in amount due to directors of 0.2 million,.

Cash flows from investing activity

There was no cash flow generated from investing activity for the six months ended September 30, 2023.

For the six months ended September 30, 2022, our net cash used in investing activity was approximately HK$0.01 million, for the purchase of property, plant and equipment.

Cash flows from financing activities

For the six months ended September 30, 2023, our net cash used in financing activities was approximately HK$0.3 million for payment of deferred offering cost and offset by HK$1 thousand of the proceeds from issuance of new shares.

For the six months ended September 30, 2022, our net cash generated from financing activities was approximately HK$0.4 million comprising loan advance from a related party.

Accounts receivable, net

Our accounts receivable net decreased from approximately HK$2.7 million as of March 31, 2023 to approximately HK$1.1 million as of September 30, 2023. The decrease was primarily attributable to settlement in accounts receivable during the six months ended September 30, 2023.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of
	March 31,	September 30,	September 30,
	2023	2023	2023
	HK$’000	HK$’000	US$’000
	(Audited)
1-30 days	1,711	174	22
31-60 days	713	26	3
61-90 days	$76	$55	$7
91-180 days	116	157	20
181 days to 360 days	49	727	94

	2,665	1,139	146

Movements in the provision for impairment of accounts receivable are as follows:

	As of
	March 31,	September 30,	September 30,
	2023	2023	2023
	HK$’000	HK$’000	US$’000
	(Audited)
Balance at start of the year/period	297	856	110
Additions	559	44	6
Foreign translation adjustment	-	(1)	-

Balance at end of the year/period	856	899	116

Account balances are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed upon between both parties.

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and ageing of the accounts receivable.

During the six months ended September 30, 2023 and 2022, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the six months ended September 30, 2023 and 2022.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available from our major vendors and were required to prepay for the major vendors to our offering exercise, which further constrained our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this interim report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Capital commitments

As of September 30, 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of September 30, 2023, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation And Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and its subsidiary in Singapore is Singapore dollar, based on the criteria of ASC 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2022 and 2023:

	For the Six Months ended September 30, 2022	For the Six Months ended September 30, 2023
	(SGD to HKD)	(SGD to HKD)

Period-end exchange rate	5.4697	5.7369
Period average exchange rate	5.6554	5.8253

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Convenience Translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2023 are solely for the convenience of the reader and were calculated at the rate of HKD7.80 to USD1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the rendering of ESG compliance and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is short, usually less than one year.

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when the ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

●	Cost of Revenue

Cost of revenue comprised of staff cost that are directly attributable to the rendering of the ESG compliance and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,102) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2023, cash balance of HKD143,788 (USD18,434) was maintained at financial institutions in Hong Kong, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Recent Accounting Pronouncements

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this new standard on Company’s unaudited condensed consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) addressing accounting for credit losses on financial instruments, which is designed to provide financial statement users with more information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. When determining such expected credit losses, the guidance requires companies to apply a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance is effective on a modified retrospective basis for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2022 and 2021 were 1.7% and 2.3%, respectively. The rate of inflation in 2023 was significantly higher and is expected to continue to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and client type. In measuring the credit risk of our sales to our clients, we mainly reflect the “probability of default” by the client on its contractual obligations and consider the current financial position of the client and the current and likely future exposures to the client.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. Going forward post initial offering, when necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ROMA GREEN FINANCE LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months ended September 30, 2023 and 2022

F-1

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,	September 30,
	2023	2023	2023
	HKD	HKD	USD
	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$530,206	$143,788	$18,434
Accounts receivable, net	2,664,748	1,139,552	146,096
Deferred offering costs	1,986,279	2,320,579	297,510
Deposits, prepayments and other receivables	375,952	68,122	8,734

Total current assets	5,557,185	3,672,041	470,774

Non-current assets:
Property and equipment, net	70,681	55,061	7,059
Total non-current assets	70,681	55,061	7,059

TOTAL ASSETS	$5,627,866	$3,727,102	$477,833

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, including related parties	$279,767	$205,767	$26,380
Accrued liabilities and other payable	3,902,099	4,010,640	514,186
Contract liabilities	1,344,342	580,854	74,468
Due to directors	560,297	1,136,666	145,726
Total current liabilities	6,086,505	5,933,927	760,760

TOTAL LIABILITIES	6,086,505	5,933,927	760,760

Commitments and contingencies	-	-	-

Shareholders’ deficit:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 6,646,122 and 7,975,347 ordinary shares issued and outstanding as of March 31, 2023 and September 30, 2023	51,839	62,208	7,975
Additional paid-in capital	1,306,948	1,306,948	167,557
Subscription receivables	-	(9,384)	(1,203)
Accumulated other comprehensive income	5,933	13,372	1,714
Accumulated deficit	(1,823,359)	(3,579,969)	(458,970)
Total shareholders’ deficit	(458,639)	(2,206,825)	(282,927)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$5,627,866	$3,727,102	$477,833

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Revenues, net	$6,200,566	$5,077,922	$651,016

Cost of revenue	(3,734,965)	(3,537,287)	(453,498)

Gross profit	2,465,601	1,540,635	197,518

Operating cost and expenses:
Sale and marketing	(444,229)	(261,587)	(33,537)
General and administrative	(3,026,111)	(3,016,403)	(386,718)
Total operating cost and expenses	(3,470,340)	(3,277,990)	(420,255)

Loss from operations	(1,004,739)	(1,737,355)	(222,737)

Other income (expense):
Interest income	31	735	94
Government grant	336,200	-	-
Foreign exchange loss, net	(26,558)	(20,190)	(2,588)
Sundry income	1,510	200	26

Total other income (expense), net	311,183	(19,255)	(2,468)

Loss before income taxes	(693,556)	(1,756,610)	(225,205)

Income tax expense	-	-

NET LOSS	$(693,556)	$(1,756,610)	$(225,205)

Other comprehensive income:
Foreign currency translation adjustment	1,164	7,439	954

COMPREHENSIVE LOSS	$(692,392)	$(1,749,171)	$(224,251)

Loss per share:-
- Basic	$(0.11)	$(0.25)	$(0.03)
- Diluted	$(0.11)	$(0.25)	$(0.03)

Weighted average number of ordinary shares
Basic and diluted	6,562,500	7,127,516	7,127,516

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary Shares		Additional		Accumulated other	Retained earnings	Total	Total
	No. of shares	Amount	paid-in capital	Subscription receivable	comprehensive income (loss)	(accumulated deficit)	shareholders’ deficit	shareholders’ deficit
		HKD	HKD	HKD	HKD	HKD	HKD	USD

Balance as of April 1, 2022 (audited)	6,562,500	$51,187	$-	$-	$(80)	$(811,555)	$(760,448)	$(97,493)

Foreign currency translation adjustment	-	-	-	-	1,164	-	1,164	148
Net loss for the period	-	-	-	-	-	(693,556)	(693,556)	(88,917)

Balance as of September 30, 2022	6,562,500	$51,187	$-	$-	$1,084	$(1,505,111)	$(1,452,840)	$(186,262)

Balance as of April 1, 2023 (audited)	6,646,122	$51,839	$1,306,948	$-	$5,933	$(1,823,359)	$(458,639)	$(58,801)

Issuance of new shares	1,329,225	10,369	-	(9,384)	-	-	985	126
Foreign currency translation adjustment	-	-	-	-	7,439	-	7,439	953
Net loss for the period	-	-	-	-	-	(1,756,610)	(1,756,610)	(225,205)

Balance as of September 30, 2023	7,975,347	$62,208	$1,306,948	$(9,384)	$13,372	$(3,579,969)	$(2,206,825)	$(282,927)

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(693,556)	$(1,756,610)	$(225,205)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	71,879	43,932	5,632
Depreciation of property and equipment	15,435	15,620	2,003

Change in operating assets and liabilities:
Accounts receivable	2,566,568	1,481,264	189,906
Due to directors	(245,220)	1,136,666	145,726
Deposits, prepayments and other receivables	(1,493,423)	619,830	79,465
Accounts payable	(1,133,278)	(74,000)	(9,487)
Accrued liabilities and other payable	1,216,260	(763,756)	(97,918)
Contract liabilities	(674,773)	(763,488)	(97,883)

Net cash used in operating activities	(370,108)	(60,542)	(7,761)

Cash flows from investing activities:
Purchase of property and equipment	(6,500)	-	-

Net cash used in investing activities	(6,500)	-	-

Cash flows from financing activities:
Payment of deferred offering cost	-	(334,300)	(42,859)
Proceeds from issuance of new shares	-	985	126
Loan from related party	395,000	-	-

Net cash provided by (used in) financing activities	395,000	(333,315)	(42,733)

Net change in cash and cash equivalent	18,392	(393,857)	(50,494)

Effect of foreign exchange rate changes	1,164	7,439	953

BEGINNING OF PERIOD	420,582	530,206	67,975

END OF PERIOD	$440,138	$143,788	$18,434

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ROMA Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Effective ownership

Lucky Time Ventures Limited (“LTV”)	● ● ● ●	British Virgin Islands company Incorporated on February 8, 2022 Issued and outstanding 100 ordinary shares for USD 100 Investment holding	100% owned by ROMA

Roma Risk Advisory Limited (“RRA”)	● ● ● ●

Hong Kong company

Incorporated on August 2, 2018

Issued and outstanding 1 ordinary share for HKD1

Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

100% owned by LTV

Roma Advisory Pte. Ltd. (“Roma (S)”)	● ● ● ●

Singaporean company

Incorporated on January 3, 2022

Issued and outstanding 100 ordinary shares for SGD100

Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

100% owned by RRA

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, LTV was the holding company of a group of companies which comprised of RRA and Roma (S). LTV was held 100% by Mr. Cheng King Yip (“Mr. Cheng”). Upon completion of the reorganization, Mr. Cheng ultimately owns 6,562,499 shares of the Company and LTV, RRA and Roma (S) become indirectly owned subsidiaries of the Company.

During the periods presented in these unaudited condensed consolidated financial statements, the control of these entities has been demonstrated by Mr. Cheng, as a sole owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of ROMA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

F-6

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 625,517 ordinary shares at $4.00 per share, for total gross proceeds of $2,502,068, before deducting underwriting discounts, commissions and other related expenses. The Company will not receive any of the proceeds from the sale by the selling shareholder.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

●	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the interim period ended September 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. Accordingly, these unaudited condensed combined financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended March 31, 2023 and 2022.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation And Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and its subsidiary in Singapore is Singapore dollar, based on the criteria of ASC 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

F-7

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2022 and 2023:

	For the Six Months ended September 30, 2022	For the Six Months ended September 30, 2023
	(SGD to HKD)	(SGD to HKD)

Period-end exchange rate	5.4697	5.7369
Period average exchange rate	5.6554	5.8253

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Convenience Translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2023 are solely for the convenience of the reader and were calculated at the rate of HKD7.8 to USD1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

F-8

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost comprises of purchase price and the costs directly attributable to bringing the asset to location. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life

Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the rendering of ESG compliance and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is short, usually less than one year.

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when the ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

F-9

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

●	Cost of Revenue

Cost of revenue comprised of staff cost that are directly attributable to the rendering of the ESG compliance and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the periods ended September 30, 2022, and 2023, the Company received government subsidies of HKD336,200 and HKD0 (USD0), which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended September 30, 2022 and 2023, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

F-10

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

●	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2022 and 2023, there were no dilutive shares.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to cost of revenue expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended September 30, 2022 and 2023, HKD142,819 and HKD135,626 (USD17,388) contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended September 30, 2022 and 2023, the Company has one reporting business segment in two (2) geographical locations, being Hong Kong and Singapore.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-11

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

●	Commitments And Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,102) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2023, cash balance of HKD143,788 (USD18,434) was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

F-12

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due to a related party, accounts payable, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this new standard on Company’s unaudited condensed consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) addressing accounting for credit losses on financial instruments, which is designed to provide financial statement users with more information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. When determining such expected credit losses, the guidance requires companies to apply a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance is effective on a modified retrospective basis for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

The Company’s management reviewed all recently issued ASU’s not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s consolidated financial condition or the results of its operations.

F-13

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

NOTE – 3 LIQUIDITY AND CAPITAL RESOURCES

During the six months ended September 30, 2023, the Company incurred the operating loss of HKD1,756,610. As of September 30, 2023, the Company maintained the cash balance of HKD143,788 (USD18,434) and used HKD60,542 (USD7,762) of net cash outflows from operating activities for the six months ended September 30, 2023.

The Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures. In parallel, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. These alternatives include external borrowings, raising funds through public equity or debt markets. However, there is no assurance that the Company will be able to obtain additional funding through the listing of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the belief of management and significant stockholders that they will provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding. Further, the Company is at the mercy of future economic trends and business operations for the Company’s majority stockholder to have the resources available to support the Company. In order to meet its long-term operating requirements beyond the next 12 months, the Company will need, among other things, additional capital resources. Until the Company can generate significant cash from operations, including new revenues, management’s plans to obtain such resources for the Company include proceeds from offerings of the Company’s equity securities or debt which was consummated on January 11, 2024.

If necessary, the Company can reduce spending to a sustainable level, which may include delaying, scaling back or eliminating some or all of our ongoing and planned investments in corporate infrastructure, business development initiatives, and sales and marketing activities, among other investments.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geography, based on management’s assessment of available data:

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Hong Kong	$5,924,582	$4,479,661	$574,316
Singapore	275,984	598,261	76,700

Total:	$6,200,566	$5,077,922	$651,016

NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	March 31, 2023	September 30, 2023	September 30, 2023
	HKD	HKD	USD
	(Audited)
Accounts receivable – third parties	$3,520,400	$2,038,566	$261,354
Less: allowance for doubtful accounts	(855,652)	(899,014)	(115,258)

Accounts receivable, net	$2,664,748	$1,139,552	$146,096

F-14

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

The following table presents the activities in the allowance for doubtful accounts for the six months ended September 30, 2022 and 2023.

	2023	2022
	HKD	HKD

Balance at April 1,	$855,652	$297,107

Allowance	43,932	71,879
Foreign translation adjustment	(570)	-

Balance at September 30,	$899,014	$368,986

For the six months ended September 30, 2022 and 2023, the Company made allowance for doubtful accounts and charged to the unaudited condensed consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE – 6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	March 31, 2023	September 30, 2023	September 30, 2023
	HKD	HKD	USD
	(Audited)
Office equipment, at cost	$156,202	$156,202	$20,026
Less: accumulated depreciation	(85,521)	(101,141)	(12,967)

Property and equipment, net	$70,681	$55,061	$7,059

Depreciation expense for the six months ended September 30, 2022 and 2023 were HKD15,435 and HKD15,620 (USD2,003), respectively.

NOTE – 7 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES AND DEFERRED OFFERING COST

	As of
	March 31, 2023	September 30, 2023	September 30, 2023
	HKD	HKD	USD
	(Audited)
Prepayments for operation	$375,952	$68,122	$8,734
Deferred offering cost	1,986,279	2,320,579	297,510

Total:	$2,362,231	$2,388,701	$306,244

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and will be charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering.

F-15

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

NOTE – 8 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of
	March 31, 2023	September 30, 2023	September 30, 2023
	HKD	HKD	USD
	(Audited)
Amount due to RAL*	$2,485,585	$2,445,458	$313,520
Amount due to former director	-	501,797	64,333
Accrued audit fee	730,388	796,688	$102,140
Accrued consultancy fee	165,325	-	-
Accrued professional service fees	476,179	213,800	27,410
Other accrued expenses	44,622	52,897	6,783

Total:	$3,902,099	$4,010,640	$514,186

*Roma Appraisals Limited (the “RAL”) ceased to be a related party of the Company after the reorganization in July 2022.

NOTE – 9 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the six months ended September 30, 2022 and 2023:

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(693,556)	$(1,756,610)	$(225,205)

Weighted average ordinary shares outstanding – Basic and diluted	6,562,500	7,127,516	7,127,516

Net loss per share – Basic and diluted	$(0.11)	$(0.25)	$(0.03)

During the six months ended September 30, 2022 and 2023, there were no dilutive shares.

NOTE – 10 SHAREHOLDERS’ EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, with authorized to issue one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company was authorized to issue was 50,000,000 shares of capital stock, consisting of 6,562,500 shares of ordinary share issued and outstanding, at US$0.001 par value. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

On October 24, 2022, the Company issued 38,622 ordinary shares to Next Master Investments Limited (“Next Master”) at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

F-16

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited at the price of US$1,203, which was subsequently settled on March 27, 2024, and issued 61,038 and 65,206 ordinary shares for cash consideration of US$65 and US$61 to Next Master and Trade Expert Holdings Limited, respectively.

NOTE – 11 INCOME TAXES

The provision for income taxes consisted of the following:

Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Current tax	$-	$-	$-
Deferred tax	-	$-	$-

Income tax expense	$-	$-	$-

The effective tax rate in the six months presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, ROMA is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

RRA is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. RRA did not make any provisions for Hong Kong profits tax as there were no taxable profits derived from or earned in Hong Kong since inception.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the six months ended September 30, 2022 and 2023 are as follows:

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Loss before income taxes	$(713,302)	$(2,048,347)	$337,977
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(117,695)	(337,977)	(43,330)
Items not subject to taxes	(54,410)	-	-
Items not deductible from tax	-	13,036	1,671
Property and equipment	(2,154)	-	-
Valuation allowance	174,259	324,941	41,659

Income tax expense	$-	$-	$-

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2023 and September 30, 2023:

	March 31,	September 30,
	2023	2023	2023
	HKD	HKD	USD
	(Audited)
Deferred tax assets:
Net operating loss carry forwards	$576,546	$903,514	$115,835
Less: valuation allowance	(576,546)	(903,514)	(115,835)

	$-	$-	$-

As of September 30, 2023, Hong Kong operations incurred HKD5,475,840 (USD702,031) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regime. The valuation allowance is reviewed annually.

F-17

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately HKD57,369) taxable income and 50% of the next SGD190,000 (approximately HKD1,099,011 taxable income are exempted from income tax. Roma (S) did not generate any operating income during the six months ended September 30, 2022 and 2023, hence, no income tax expense is provided.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2022 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2023.

NOTE – 12 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these unaudited condensed consolidated financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)	A company formerly controlled by Mr. Cheng
Top Elect Group Limited (“Top Elect”)	A company controlled by Director, Ms. Luk
Ranger Advisory Co. Limited (“Ranger”)	A company formerly controlled by Mr. Cheng
Claire Luk (“Ms. Luk”)	Director of the Company
Kingsley Cheng (“Mr. Cheng”)	Former director of the Company

F-18

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

		March, 31,	September 30,
		2023	2023	2023
Name	Nature	HKD	HKD	USD

Ranger*	Accounts payable	$205,767	$-	$-

Top Elect	Subscription receivables	$-	$9,384	$1,203

Ms. Luk	Due to directors	$58,500	$1,136,666	$145,726

Mr. Cheng*	Due to directors	$501,797	$-	$-

*Mr. Cheng resigned as Director of the Company on April 6, 2023. As a result, Ranger ceased to be related party since April 6, 2023.

The amounts due to directors is secured, interest payable and repayable on demand.

The Company paid and incurred management fee expenses of HKD871,000 to RAL for the six months ended September 30, 2022. RAL ceased to be a related party of the Company after the reorganization in July 2022.

Apart from the transactions and balances detailed elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE – 13 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended September 30, 2022 and 2023, there were no individual customer accounts contributing 10% or more of the Company’s revenues.

Most of the customers are located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2022 and 2023:

	Six Months ended September 30,
	2022	2023	2023
	HKD	HKD	USD

Hong Kong	$5,924,582	$4,479,661	$574,316
Singapore	275,984	598,261	76,700

Total:	$6,200,566	$5,077,922	$651,016

(a)	Major vendors

For the six months ended September 30, 2022, there were no individual vendors accounts for 10% or more of the Company’s direct cost and its outstanding payable balances as at year-end dates. For the six months ended September 30, 2023, the vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at year end date, is presented as follows:

	Six Months ended September 30, 2023		September 30, 2023
Vendor	Operating cost	Percentage of direct cost	Accounts payable
	HKD		HKD

Vendor A	$516,131	15%	$205,767

F-19

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

Most of the vendors are located in Hong Kong.

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and other receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,102) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2023, cash balance of HKD143,788 (USD18,434) was maintained at financial institutions in Hong Kong, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2023 and September 30, 2023, there was 1 single customer whose account receivable balance is amounted to 12% of the total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Hong Kong and Singapore. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

F-20

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2023

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE – 14 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of September 30, 2023, the Company has no material commitments or contingencies.

NOTE – 15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023, up through the date the Company issued the audited consolidated financial statements.

On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of $4.00 per share. The net proceeds from the Offering amounted to $8,680,594, after deducting underwriting discounts, commissions and offering-related expenses.

F-21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2024	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer